September 12, 2019

Antony Koblish
President and Chief Executive Officer
TELA Bio, Inc.
1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355

       Re: TELA Bio, Inc.
           Draft Registration Statement on Form S-1
           Submitted August 16, 2019
           CIK No. 0001561921

Dear Mr. Koblish:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 16, 2019

Prospectus Summary, page 1

1. Please tell us whether you commissioned any of the third-party data included in your registration statement.
2. Please revise your disclosure on pages 1-9 to avoid repetition of the detail that you include later in your prospectus. For example, we note that much of the disclosure in the tables and footnote on page 6 appear on page 104 in your prospectus.
3. In each instance where you mention how your products received clearance from the FDA, please revise to clarify what entity actually obtained and holds those clearances.
 Antony Koblish
FirstName LastNameAntony Koblish
TELA Bio, Inc.
Comapany 12, 2019
September NameTELA Bio, Inc.
September 12, 2019 Page 2
Page 2
FirstName LastName
Implications of Being an Emerging Growth Company, page 8

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
We are highly dependent upon Aroa, page 22

5. Please clarify the significance of Aroa holding the FDA clearances under which you commercialize your products, including any material risks that presents to your business, including under its license to you. In this regard, if you have an exclusive license from
         Aroa to develop your product, it is unclear why Aroa holds FDA clearances related to your product and why you then only market those products. Please revise to explain.
Our fourth amended and restated certificate of incorporation, page 56

6. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Use of Proceeds, page 60

7. Please revise to quantify the amount of proceeds to be allocated to each purpose cited in the third paragraph on page 60. Also revise to clarify whether the amounts you intend to devote to each purpose will be sufficient to accomplish the purposes that you intend to achieve.
Dilution, page 65

8. Please disclose how the amounts and percentages in the table on page 66 would change assuming the exercise of all outstanding options and warrants mentioned on page 67.
 Antony Koblish
FirstName LastNameAntony Koblish
TELA Bio, Inc.
Comapany 12, 2019
September NameTELA Bio, Inc.
September 12, 2019 Page 3
Page 3
FirstName LastName
Management's Discussion and Analysis, page 71

9. We note the disclosure regarding clinical results relating to the "first 32 patients who reached one year follow-up." Please revise to clarify whether there were patients who reached one year follow-up after the first 32 that did not achieve the same or similar clinical results to the first 32. Also disclose whether there were any recurrences in subsequent follow-up periods.
Cost of Revenue, page 75

10. Please disclose why anticipated demand "has been slower to materialize than anticipated." Also disclose whether that trend has continued and its impact on your business.
Contractual Obligations and Commitments, page 81

11. Please tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in footnote (3) on page 81.
Estimating the Fair Value of Common Stock, page 84

12. We note that the weighted average exercise price of options issued during 2019 is significantly less than the $1.16 per share price of Series B redeemable convertible preferred stock issued during 2019. Please describe to us the reasons for the differences between the estimated fair value of your common stock and the Series B redeemable convertible preferred stock. Describe also the material positive and negative events occurring during 2019 which contributed to the variances in the estimated fair value of your common stock underlying your option issuances. Progressively bridge to the current estimated IPO price the fair value per share determination used for each option grant since
         January 1, 2019. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
Other Clinical Studies Using our OviTex Products, page 108

13. Please tell us about any relationships you had with the studies, including whether you commissioned the studies or otherwise participated in them.
14. With a view toward balanced disclosure as to what your products have shown in studies referenced in this and other sections of your disclosure, tell us whether the studies have revealed any material disadvantages.
Executive Officers, page 127

15. It appears Mr. Koblish is currently employed by or otherwise provides services for other entities. If so, clarify the amount of time he devotes to your affairs. Please also clarify
         Ms. Brennan's business experience from April 2018 until January 2019. Antony Koblish
TELA Bio, Inc.
September 12, 2019
Page 4
Narrative Disclosure to Summary Compensation Table, page 134

16. Please revise to clarify the reasons for the 12% merit increase to Dr. Greenhalgh's salary.
      Also revise to clarify the "corporate and/or individual performance goals" referenced on page 135 and how the achievement of those goals relates to the amount of annual bonuses paid.
Principal Stockholders, page 147

17. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 148.
       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek, Special Counsel, at
202-551-3641 with any other questions.



                                                            Sincerely,
FirstName LastNameAntony Koblish
                                                            Division of
Corporation Finance
Comapany NameTELA Bio, Inc.
                                                            Office of
Electronics and Machinery
September 12, 2019 Page 4
cc:       Rachael M. Bushey
FirstName LastName